Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Constantine reports 14 metre copper and zinc rich intercept from Palmer project, Alaska

    - 3.79% Copper 7.24% Zinc, 0.374 g/t Gold and 47.03g/t Silver
    over 14 metres -

    TORONTO STOCK EXCHANGE SYMBOL: RMX
    AMEX SYMBOL: RBY

    VANCOUVER, Sept. 26 /CNW/ - Constantine Metal Resources (CEM.TSX-V),
owned 16.9% (3.16 million shares) by Rubicon Minerals Corporation
(RMX.TSX:RBY.AMEX), has reported that:

    "White Rock, B.C. - Constantine Metal Resources Ltd (TSX Venture- CEM)
(the "Company") is pleased to announce partial analytical results for 1 drill hole at the ongoing 2007 drilling program on its polymetallic massive sulphide
Palmer project near Haines, Alaska. The 2007 Palmer drilling program started in late July and to date more than 6000 ft (greater than 1800m) of drilling has been completed in 6 holes. Partial assay results have been received for hole CMR07-07; all other assay results are pending.
    Hole CMR07-07 intersected 45.90 ft (14.0m) of 3.79% Cu, 7.24% Zn, 0.374
g/t Au, 47.03g/t Ag. The intersection can be divided into an upper zinc zone;
14.30 ft (4.4m) - 13.60% Zn, 0.65% Cu, 0.153 g/t Au, 17.80 g/t Ag and a
contiguous underlying copper zone; 31.60 ft (9.6m) 5.22% Cu, 4.36% Zn, 0.474
g/t Au, 60.26 g/t Ag. The estimated true width of the intersection is approximately 85-90% of the core length. The intersection is on the Glacier
Creek prospect and is located in the footwall to the RW Zone at base of the RW rhyolite. It represents a third stacked high grade mineralized horizon (RW2)
that can be tested with surface drilling.
    The CMR07-07 high grade intersection is located 230 ft (70m) west of the
2006 intersection in CMR06-01 (16.8 ft (5.12m) of 10.86% Zn, 0.13% Pb, 0.23%
Cu, 0.134 g/t Au and 44.4 g/t silver) and about 230 ft (70m) east of a 36 ft
(11m) interval of rhyolite hosted massive pyrite stringers at the base of the
RW horizon (0.81% Zn and 0.15% Cu) in CMR06-03. Two drill holes were completed from the CMR07-07 drill site in 2007. The second hole (CMR07-08) intersected the same mineralized horizon as CMR07-07, in an 83 ft (25.3m) wide zone of leached barite, oxidized sulphides. This intercept is approximately 165 ft (50
m) updip from the CMR07-07 intercept towards the oxidized surface exposure of the zone. Assays for the CMR-07-08 intercept are pending.
    The RW and the RW2 zones are separated by the RW rhyolite that varies from 0 to a maximum indicated thickness of 180 ft (55m). In the absence of the
RW rhyolite, the RW and RW2 zones become a single sulphide horizon which appears to be the case with the 2006 intersection in CMR06-01. The RW and RW2 zones remain open to the east and west and down dip to the northwest and northeast.
    At the Cap prospect target, two holes (aggregate of 2204 ft) were drilled to test for strike extensions and metal zonation relative to historic
(pre-Constantine) drill intercepts of 76.1 ft (23.2m) in Cap-01 of 134 ppm Ag
(3.91 oz/t), 0.24% Zn, 0.16% Pb and 297.2 ft (90.6m) in RMC98-01 of 31 ppm Ag
(0.90 oz/t), that includes 35.8 ft (10.9m) of 62 ppm Ag (1.81 oz/t), 0.19 ppm
Au, 0.21% Zn. The Constantine holes (CMR07-04 and CMR07-05) indicate continuity of mineralization and alteration.
    The remaining four, 2007 holes completed to date (including CMR07-07 and
CMR07-08 discussed above) are located at the Glacier Creek prospect, testing the RW (and RW2), Main and South Wall targets. The drill is currently operating at a lower elevation drill site, 1640 ft (500m) east of the CMR07-07 drill pad where it is testing the RW-RW2, Main zone and South Wall horizons.
One hole has been completed at this site (CMR07-09) and a second hole
(CMR07-10) is in progress. CMR07-10 is expected to be the final hole of the
2007 drill program."

    Please refer to the news release of Constantine Metals Resources or its website (www.constantine.com) for further details.

    RUBICON MINERALS CORPORATION

    "David W. Adamson"
    President & CEO

    Notes:

    Text, sample preparation and QP information reproduced from Constantine news release with the permission of Constantine Metal Resources.
    "Samples of drill core were cut by a diamond blade rock saw, with half of the cut core placed in individual sealed polyurethane bags and half placed back in the original core box for permanent storage. Samples were either shipped by truck from Whitehorse to an ALS Chemex prep lab in Terrace where pulped samples are then shipped to Als Chemex or alternately, samples are shipped directly by air freight in sealed woven plastic bags to ALS-Chemex laboratories in North Vancouver. ALS Chemex laboratories operate according to the guidelines set out in ISO/IEC Guide 25 Gold was determined by fire-assay fusion of a 30 g sub-sample with atomic absorption spectroscopy (AAS). Various metals including silver, gold, copper, lead and zinc were analyzed by inductively-coupled plasma (ICP) atomic emission spectroscopy, following multi-acid digestion. The elements copper, lead and zinc were determined by ore grade assay for samples that returned values greater than 10,000 ppm by
ICP analysis.
    The 2007 exploration program for the Palmer project is managed by J.
Garfield MacVeigh, President and CEO of Constantine Metal Resources Ltd. and
qualified person as defined by Canadian National Instrument 43-101."

    Forward Looking Statement
    -------------------------
    This news release contains certain statements that may be deemed
"forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the
Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates",
"believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or
"should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.
    Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The
Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.
    These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for
Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

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    The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

    %SEDAR: 00009365E          %CIK: 0001057791

    /For further information: Bill Cavalluzzo, Vice President-Investor
Relations, Toll free at 1-866-365-4706 or by E-mail at:
bcavalluzzo(at)rubiconminerals.com/
    (RMX. RBY)

CO:  Rubicon Minerals Corporation

CNW 09:28e 26-SEP-07